Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. ANNOUNCES DATE FOR FIRST QUARTER 2013 FINANCIAL EARNINGS RELEASE AND
CONFERENCE CALL AND PARTICIPATION IN UPCOMING INVESTOR CONFERENCES

Toronto, Ontario – April 5, 2013 – Progressive Waste Solutions Ltd. (the “Company” or “Progressive Waste Solutions”) (NYSE, TSX: BIN) will report financial results for the three months ended March 31, 2013, on Wednesday, May 1, 2013, before the open of the stock markets. The Company will also host a conference call on Wednesday, May 1, 2013 at 8:30 a.m. (ET).

Participants may listen to the call by dialing 1-888-241-0394, conference ID 30455932, at approximately 8:20 a.m. (ET).
International or local callers should dial 647-427-3413.  The call will also be webcast live at www.streetevents.com and at www.progressivewaste.com.

A replay will be available after the call until Tuesday, May 14, 2013 at midnight, and can be accessed by dialing
1-855-859-2056, conference ID 30455932. International or local callers can access the replay by dialing 404-537-3406. The audio webcast will also be archived at www.streetevents.com and www.progressivewaste.com.

Progressive Waste Solutions also announced that executives of the Company currently plan to participate at the following events during the second quarter of 2013:

•	May 7 Annual General Meeting – Toronto, Ontario

•	May 14 Credit Suisse Industrial & Environmental Services Conference –- Boston, Massachusetts

•	May 20 Wunderlich Investor Summit – New Orleans, Louisiana

•	May 21 -22 Waste Expo – New Orleans, Louisiana

•	May 29 KeyBanc Capital Markets Industrial, Automotive & Transportation Conference – Boston, Massachusetts

Available audio webcast information and presentation slides will be posted in the Investors section of the Progressive Waste Solutions website under Presentations & Events prior to each conference.

About Progressive Waste Solutions Ltd.
As one of North America's largest full-service waste management companies, we provide non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 13 U.S. states and the District of Columbia and six Canadian provinces. We serve our customers with vertically integrated collection and disposal assets. Progressive Waste Solutions Ltd.'s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions, visit our website at www.progressivewaste.com.

Further Information
Progressive Waste Solutions Ltd.
Chaya Cooperberg
VP, Investor Relations and Corporate Communications
Tel:  (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com

Laura Lepore
Manager, Investor Relations and Corporate Communications
Tel:  (905) 532-7519
Email: laura.lepore@progressivewaste.com